UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File No. 001-35043

GREAT PANTHER MINING LIMITED
(Translation of registrant's name into English)

1330 - 200 Granville Street

Vancouver, British Columbia, V6C 1S4, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [  ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

INCORPORATION BY REFERENCE

Exhibits 99.1 to 99.4 to this report on Form 6-K furnished to the SEC are expressly incorporated by reference into the Registration Statement on Form F-10 of Great Panther Mining Limited (File No. 333-231830), as amended and supplemented.

SUBMITTED HEREWITH

Exhibits

99.1	Underwriting Agreement dated May 14, 2020.

99.2	Consent of Expert of Neil Hepworth, M. Sc., CEng MIMMM.

99.3	Consent of Expert of Robert Brown, P.Eng.

99.4	Consent of Expert of Fernando Cornejo, M. Eng., P. Eng.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER MINING LIMITED

/s/ Jim Zadra
______________________________________
Jim A. Zadra
Chief Financial Officer

Date:  May 14, 2020